SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

DELPHI FINANCIAL GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

247131105

(CUSIP Number)

    Tokio Marine Holdings, Inc.

Tokio Kaijo Nichido Building Shinkan

1-2-1, Marunouchi, Chiyoda-ku,

Tokyo 100-0005, Japan

Attention: Tomoya Kittaka

Manager, Planning Group

International Business Development Dept.

Tel No.: +81-3-6267-5805

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-g1(g), check the following box  ☐.

Rule 13d-101

CUSIP No. 247131105	SCHEDULE 13D	Page 2

1.	NAME OF REPORTING PERSON TOKIO MARINE HOLDINGS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,217,551(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,217,551(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%(2)(3)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Includes (a) 303,464 shares of Class A common stock held by the Stockholders (as defined below), (b) 6,111,557 shares of Class A common stock which the Stockholders have the right to acquire upon conversion of the 6,111,557 shares of Class B common stock held by the Stockholders, and (c) 802,530 shares of Class A common stock which the Stockholders have the right to acquire upon exercise of certain options held by the Stockholders exercisable within 60 days to purchase Class B common stock and then conversion of such Class B common stock.

(2)

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(3)

Percentage is expressed as the 7,217,551 shares that the Reporting Person may be deemed to have beneficial ownership of divided by the sum of (a) 48,859,158 shares of Class A common stock (54,859,158 outstanding shares of Class A common stock minus 6,000,000 shares of Class A common stock that are held by the Company’s subsidiaries, which cannot vote under the Delaware law) as of December 16, 2011, (b) 6,111,557 shares of Class A common stock issuable upon conversion of the 6,111,557 shares of Class B common stock held by the Stockholders, and (c) 802,530 shares of Class A common stock issuable upon exercise of certain options held by the Stockholders exercisable within 60 days to purchase Class B common stock and then conversion of such Class B common stock.

Item 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (the “Statement”) relates to the Class A common stock, $0.01 par value per share, of Delphi Financial Group, Inc. (the “Company”), a corporation organized under Delaware law. The Company’s principal executive offices are located at 1105 North Market Street, Suite 1230, PO Box 8985, Wilmington, DE 19899.

Item 2.	IDENTITY AND BACKGROUND.

(a)-(c); (f) This Statement is filed by Tokio Marine Holdings, Inc., a Japanese corporation (“TM Holdings”), with the Securities and Exchange Commission (the “SEC”). The address and principal place of business of TM Holdings is 1-2-1 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan. TM Holdings is the ultimate holding company of the Tokio Marine Group, which operates in the property and casualty insurance, reinsurance and life insurance sectors globally. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of TM Holdings, reference is made to Exhibit A attached hereto and incorporated herein by reference.

(d)-(e) Neither TM Holdings, nor, to the best of its knowledge, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Robert Rosenkranz, Rosenkranz & Company, L.P., R & Co. Capital Management LLC and Pergamon Enhanced Partners, L.P. (together the “Stockholders”), the Company and TM Holdings have entered into a Voting and Support Agreement (described in Item 4 of this Statement and a copy of which is attached hereto as Exhibit B) (the “Voting Agreement”) with respect to certain shares of the Company’s Class A common stock and Class B common stock beneficially owned by the Stockholders (the “Shares”). According to Article Fourth Section A.4 of the Restated Certificate of Incorporation of the Company filed August 4, 1997 with the Company’s Form 10-Q for the quarterly period ending June 30, 1997, as amended by the Certificate of Amendment of Restated Certificate of Incorporation dated May 31, 2005, each share of Class B common stock can be converted into one fully paid and nonassessable share of Class A common stock, at the option of the Stockholders at any time. No shares of the Company’s common stock were purchased by TM Holdings pursuant to the Voting Agreement, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.

Item 4.	PURPOSE OF TRANSACTION.

(a)-(j) The purpose of the entry by TM Holdings into the Voting Agreement covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of December 21, 2011, by and among TM Holdings, TM Investment (Delaware) Inc., a wholly owned subsidiary of TM Holdings (“Merger Sub”), and the Company, attached hereto as Exhibit C (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among TM Holdings, the Company and the Stockholders under the Voting Agreement, but is not an affirmation by TM Holdings of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, TM Holdings disclaims beneficial ownership of the Shares.

At the request of TM Holdings, the Stockholders entered into the Voting Agreement. Pursuant to the Voting Agreement, the Stockholders generally agreed, among other things, to vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all shares owned of record by the Stockholders or as to which the Stockholders have the power to vote or direct the vote, in each case as of the record date, (i) in favor of adoption of the Merger Agreement, the Certificate Amendment and any other action of the Company’s stockholders requested by the Company in furtherance thereof, (ii) against any action, agreement or transaction submitted for approval of the stockholders of the Company that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or the Stockholders contained in the Voting Agreement, and (iii) against any acquisition proposal or any other action, agreement or transaction submitted for approval to the stockholders of the Company that would reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the Merger, the Merger Agreement or the Voting Agreement, other than as contemplated by the Merger Agreement and the Voting Agreement. The Stockholders also agreed not to dispose of the Shares, subject to certain exceptions for, among other things, transfers to members of the Stockholder’s family or related trusts, provided the transferee agrees to be bound by the terms of the Voting Agreement. RR Delaware Holdings LP, a permitted transferee under the Voting Agreement, has executed a joinder agreement and agreed to be bound to the terms of the Voting Agreement. The Voting Agreement is subject to an agreement between Robert Rosenkranz and the Company whereby Mr. Rosenkranz agrees not to vote or cause to be voted certain shares of Class A common stock or Class B common stock, as applicable, if and to the extent that such shares would cause Mr. Rosenkranz and Rosenkranz & Company, L.P., collectively, to have more than 49.9% of the combined voting power of the Company’s stockholders.

The Stockholders have also agreed, if requested by TM Holdings, to grant TM Holdings an irrevocable proxy coupled with an interest to vote such Stockholders’ Shares as provided for in the Voting Agreement if the Stockholders fail to vote as required by the Voting Agreement for so long as the Voting Agreement is in effect, and the Stockholders will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of such proxy.

The Voting Agreement will terminate upon the date and time of termination of the Merger Agreement, including any termination in connection with the “fiduciary out” provision of the Merger Agreement. The Stockholders also have the right to terminate the Voting Agreement if the Merger Agreement is amended to decrease the per share merger consideration received by the Company’s Class B common stock.

The Merger Agreement provides, among other things, for Merger Sub to be merged with and into the Company (the “Merger”).

Consummation of the Merger is subject to various closing conditions, including, but not limited to, (1) adoption of the Merger Agreement and an amendment to the Company’s certificate of incorporation which would permit Class B stockholders to receive higher consideration than Class A stockholders in the Merger (the “Certificate Amendment”) by the holders of a majority of the voting power of outstanding shares (Class A stockholders and Class B stockholders voting together as a single class), (2) adoption of the Certificate Amendment by the holders of a majority of the outstanding shares of Class A Common Stock voting as a single class, (3) approval of the Merger by a majority of the total number of outstanding shares of Class A Common Stock, excluding shares owned, directly or indirectly, by Mr. Rosenkranz, Chairman and Chief Executive Officer of the Company, or other Class B stockholders or TM Holdings or officers or directors of the Company or any of their respective affiliates (which condition, pursuant to the terms of the Merger Agreement, may not be waived), (4) requisite approval of the Japan Financial Services Agency of an application and notification filing by TM Holdings and its affiliates, (5) the receipt of all required insurance regulatory approvals and (6) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

After the effective time of the Merger, TM Holdings intends to cause the Company’s Class A common stock to be delisted from the NYSE, and may take any one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Voting Agreement and the Merger Agreement, neither TM Holdings nor, to the best of its knowledge, any of the stockholders named in Exhibit A hereto, has any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Voting Agreement, TM Holdings may be deemed to be the beneficial owner of an aggregate of up to 7,217,551 shares of the Company’s Class A common stock, including 303,464 shares of the Company’s Class A common stock, 6,111,557 shares of the Company’s Class A common stock issuable upon conversion of the 6,111,557 shares of the Company’s Class B common stock held by the Stockholders, and 802,530 shares of the Company’s Class A common stock issuable upon exercise of certain options held by the Stockholders exercisable within 60 days to purchase Class B common stock and then conversion of such Class B common stock, which constitute, based on representations by the Company in the Merger Agreement as to its capitalization, approximately 12.9% of the outstanding shares of Class A common stock of the Company. The Voting Agreement provides that each Stockholder may transfer up to 15% of its shares to one or more charitable organizations described in Section 170(c) of the Internal Revenue Code. If each Stockholder were to exercise this option, the number of shares of the Company’s common stock deemed to be beneficially owned by TM Holdings could be decreased to 6,134,918 shares, or approximately 11.0% of the outstanding shares of Class A common stock of the Company. TM Holdings, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that TM Holdings, for any or all purposes, is the beneficial owner of the Shares. For purposes of this Statement, TM Holdings included Shares that are subject to options to purchase the Company’s Class A common stock and Class B common stock exercisable within 60 days in the calculation of the number of Shares that may be deemed to be beneficially owned by TM Holdings in connection with the Voting Agreement (as well as in the number of outstanding shares of Class A common stock of the Company).

Other than as provided above, neither TM Holdings, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s Class A common stock.

(b) Pursuant to the Voting Agreement, TM Holdings may be deemed to have shared power to vote 7,217,551 shares with the Stockholders. TM Holdings, however, (i) is not entitled to any rights as a stockholder of the Company as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

The information required by Item 2 relating to the Stockholders is set forth in Exhibit D.

(c) Except with respect to the transactions contemplated by the Voting Agreement and the Merger Agreement, neither TM Holdings, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s Class A common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibit B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(d) Except as set forth in this Item 5, no other person is known by TM Holdings to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A common stock of the Company that may be deemed to be beneficially owned by TM Holdings as provided for herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for description of the Voting Agreement and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A	Directors and Executive Officers of Tokio Marine Holdings, Inc.

Exhibit B	Voting and Support Agreement, dated as of December 21, 2011, by and among Tokio Marine Holdings, Inc., Delphi Financial Group, Inc., Robert Rosenkranz, Rosenkranz & Company, L.P., R & Co. Capital Management LLC, and Pergamon Enhanced Partners, L.P.

Exhibit C	Agreement and Plan of Merger, dated as of December 21, 2011, by and among Tokio Marine Holdings, Inc., TM Investment (Delaware) Inc., and Delphi Financial Group, Inc.

Exhibit D	Information Regarding the Stockholders Required by Item 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2011

TOKIO MARINE HOLDINGS, INC.

By	/s/ Tsuyoshi Nagano
Name:	Tsuyoshi Nagano
Title:	Senior Managing Director

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of Tokio Marine Holdings, Inc.

Exhibit B	Voting and Support Agreement, dated as of December 21, 2011, by and among Tokio Marine Holdings, Inc., Delphi Financial Group, Inc., Robert Rosenkranz, Rosenkranz & Company, L.P., R & Co. Capital Management LLC, and Pergamon Enhanced Partners, L.P.

Exhibit C	Agreement and Plan of Merger, dated as of December 21, 2011, by and among Tokio Marine Holdings, Inc., TM Investment (Delaware) Inc., and Delphi Financial Group, Inc.

Exhibit D	Information Regarding the Stockholders Required by Item 2.